SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                       3DX Technologies Inc.
                             (Name of Issuer)

                  	       Common Stock
                      (Title of Class of Securities)

                                88554G109
                              (CUSIP Number)

                     Centennial Energy Partners, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                        	August 8, 1998
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].  (A
Fee is not required only if the reporting person: (1) has a previous statement On file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section
Of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))


Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         198,468
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    198,468

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
        198,468

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.23%

14) Type of Reporting Person:                PN



Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          148,245
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	148,245
11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     148,245

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.66%

14) Type of Reporting Person:                PN



Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:           -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          104,350
    Owned by
    Each           (9)  Sole Dispositive Power:      -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    104,350

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      104,350

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.17%

14) Type of Reporting Person:                PN



Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         	26,150
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	26,150

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     26,150

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.29%

14) Type of Reporting Person:                PN



Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Management, L.L.C.
                         (13-4001634)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:            -0-
    Shares
    Beneficially  (8)  Shared Voting Power:         30,000
    Owned by
    Each      	(9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   30,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     30,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.34%

14) Type of Reporting Person:                00



Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power: 		-0-
    Shares
    Beneficially   (8)  Shared Voting Power:          -0-
    Owned by
    Each           (9)  Sole Dispositive Power:       -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	19,150

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       19,150

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.21%

14) Type of Reporting Person:                CO



Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.L.C.
                         (13-3961810)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        278,745
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   278,745

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     278,745

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.13%

14) Type of Reporting Person:                00



Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         507,213
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    526,363

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      526,363

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.90%

14) Type of Reporting Person:                IN



Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power: 		507,213
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	526,363

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      526,363
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.90%

14) Type of Reporting Person:                IN



Cusip No.:   88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power: 		507,213
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	526,363

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     526,363

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.90%

14) Type of Reporting Person:                IN



Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        198,468
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   198,468

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      198,468

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.23%

14) Type of Reporting Person:                IN



Item 1.  	Security and Issuer.
         This Amendment 2 to Schedule 13D, originally filed October 14, 1997 (the "Schedule 13D") by Centennial Energy Partners, L.P. et al, relates to the common stock (the "Common Stock") of 3DX Technologies Inc. (the "Company"), whose principal executive offices are at 12012 Wickchester, Suite 250, Houston, Texas 77079.

Item 3.  Source and Amount of Funds or Other Consideration.
	Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
 	   The purchase price (including commissions, if any) of $10,625 for the 10,000 shares of the Common Stock purchased by Management was furnished from working capital of Overseas.

Item 5.  Interest in Securities of the Issuer.
   	The change in beneficial ownership reported herein is the result of the expiration of previously reported options. Items 5 (a) and 5 (c) of Schedule 13D are hereby amended and restated in their entirety as follows:
         (a) As of the date hereof, (i) Centennial owns beneficially 198,468 shares of the Common Stock, constituting approximately 2.23% of the shares outstanding; (ii) Energy owns beneficially 148,245 shares of the Common Stock, constituting approximately 1.66% of the shares outstanding; (iii) Tercentennial owns beneficially 104,350 shares of Common Stock, constituting approximately 1.17% of the shares outstanding; (iv) Quadrennial owns beneficially 26,150 shares of Common Stock, constituting approximately 0.29% of the shares outstanding; (v) Management owns beneficially 30,000 shares of Common Stock, constituting approximately 0.34% of the shares outstanding, such shares being held by Overseas, a fund managed by Management under an investment management agreement; (vi) JHR & Co. owns beneficially 19,150 shares of Common Stock, constituting approximately 0.21% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co; (vii) Centennial LLC owns beneficially 278,745 shares of Common Stock, representing the shares held by each of the entities named in (ii) through (iv) above; (viii) each of Joseph H. Reich, Peter K. Seldin and G. Bryan Dutt own beneficially 526,363 shares of Common Stock, representing the shares held by each of the entities named in (i), (v), (vi) and (vii) above; and (ix) Tracy S. Nagler owns beneficially 198,468 shares of Common Stock, representing the shares held by the entity named in (i) above. In the aggregate, the Reporting Persons beneficially own a total of 526,363 shares of Common Stock, constituting approximately 5.90% of the shares outstanding. The percentages used herein are based upon the 8,913,909 shares of Common Stock stated by the Company to be outstanding as of August 14, 1998 in the Company's Form 10-Q filed with the SEC for the quarter ended June 30, 1998.


    	  (c)	In addition to the purchase of shares of Common Stock pursuant to the Subscription Agreement, Management purchased 10,000 shares of Common Stock on August 4, 1998 at a per share purchase price of $1.0625 in an open market transaction. No other transactions in the Common Stock were effected by any of the Reporting Persons during the 60 day period ending on the date hereof.



SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  August 20, 1998

CENTENNIAL ASSOCIATES, L.P.

By: /s/Peter K. Seldin						/s/Joseph H. Reich
       Peter K. Seldin, 					   Joseph H. Reich
       General Partner

CENTENNIAL ENERGY PARTNERS, L.P. 				/s/Peter K. Seldin
									   Peter K. Seldin

By: /s/Peter K. Seldin
       Peter K. Seldin, Member
       Centennial Energy Partners, L.L.C.       	/s/G. Bryan Dutt
       General Partner						   G. Bryan Dutt


TERCENTENNIAL ENERGY PARTNERS, L.P.

By: /s/Peter K. Seldin						/s/Tracy S. Nagler
       Peter K. Seldin, Member				   Tracy S. Nagler
       Centennial Energy Partners, L.L.C.
       General Partner

QUADRENNIAL PARTNERS, L.P.

By: /s/Peter K. Seldin
       Peter K. Seldin, Member
       Centennial Energy Partners, L.L.C.
       General Partner


CENTENNIAL MANAGEMENT, L.L.C.


By: /s/Peter K. Seldin
       Peter K. Seldin
       Member

JOSEPH H. REICH & CO., INC.


By: /s/Peter K. Seldin
       Peter K. Seldin
       Vice President

CENTENNIAL ENERGY PARTNERS, L.L.C.

By: /s/Peter K. Seldin
       Peter K. Seldin
       Member
Page 3 of 14